February 22, 2013

VIA EDGAR

Robert F. Telewicz Jr.

Senior Staff Accountant

Securities and Exchange Commission

Main Filing Desk

100 F Street, NE

Washington, DC 20549

Re:	Carter Validus Mission Critical REIT, Inc.

Form 10-K

Filed March 29, 2012

File No. 333-165643

Dear Mr. Telewicz:

On behalf of Carter Validus Mission Critical REIT, Inc. (the “Company”), please find transmitted herewith for filing the Company’s response to comments in your letter dated February 15, 2013.

Stockholders’ Equity, page F-12

1.	We note your response to our prior comment number one. Please provide additional information as to how you determined that the participation of individuals in your “friends and family” stock purchase plan, who do not meet the definition of an employee, would not disqualify the entire plan from being non-compensatory.

Response: The Company would like to clarify that the total discounts offered to all stockholders who have purchased shares under the “Friends & Family” program was $13,368 through the date of this letter, which is immaterial, and expected to be immaterial in future periods, to the Company’s financial statements. To date, only non-employees have purchased shares under the program. Consequently, the Company has not fully evaluated whether the entire plan would be deemed compensatory as a result of the non-employee discounts. The Company intends to re-evaluate its policy in the near future with the assistance of its independent auditor prior to resuming any significant sales under the program. In the meantime, the Company will change its disclosure in applicable future filings with the Securities and Exchange Commission to remove the reference to the program as “non-compensatory.”

Robert F. Telewicz Jr.

February 22, 2013

Note 3, Real Estate Investment, page F-14

2.	We note your response to our prior comment number four. With respect to the estimate of offering proceeds made on July 14, 2011 in connection with the acquisition of Richardson Data Center, please provide us a more detailed analysis of the factors considered in making the estimate. Please specifically address whether you considered the pace of fundraising to that date, any prior sponsor fundraising experience, any prior fundraising experience of your dealer manager, and the prior fundraising experience of other new sponsors. We may have further comment.

Response: With respect to the estimate of offering proceeds in July 2011, in connection with the Company’s then proposed acquisition of the “Richardson Data Center,” the Company considered various factors in determining an estimate of the amount of proceeds expected to be raised in 12 months that the Company believed was reasonable, based on the facts and circumstances at that point in time, including without limitation the following, all of which was considered in the aggregate, and no one factor was specifically relied upon. The Company included in its analysis the pace of its fundraising as of such date, the Company’s sponsor’s fundraising experience, the Company’s dealer manager’s fundraising experience and, to the extent available, the fundraising experience of other new sponsors.

The Company and its advisor continuously re-evaluate its estimate of offering proceeds on a monthly basis for numerous purposes, including without limitation, its determination of whether financial statements would be required for property acquisitions, the need for required capital calls for its sponsor and the broker-dealer, as well as the management of the overall business of the Company’s sponsor and advisor (e.g., anticipated growth of the Company requiring hiring of more personnel, etc.). The Company relied in significant part on the experience of the principals of its affiliated dealer manager, as well as consultants, such as Robert A. Stanger & Company, Inc.

In particular, the Company notes that its dealer manager considered:

•

Pace of fundraising to that date and selling agreements: As of July 2011, the Company’s offering had been effective for approximately six months, during which time the capital raise was increasing at a modest pace, consistent with a typical raise for a first time sponsor in the non-traded REIT industry. During that period, the Company’s dealer manager was focused on increasing the size of the selling group, which is a key driver to increasing the capital raise for an offering. To that end, there were a number of larger independent broker dealers (in terms of number of registered representatives as well as volume of non-traded REIT sales) who either agreed to review and perform due diligence on the Company, or who indicated they would be able to commence their review within a relatively short period of time. Based on numerous face-to-face meetings and telephonic conversations with the gatekeepers of these firms, many of whom maintain long-term relationships with the principals of the broker-dealer, it was the Company’s dealer manager’s expectation that they would be able to successfully obtain a selling agreement with many of the larger firms within a reasonable period of time which would increase the number of registered representatives eligible to sell the Company’s shares, resulting in an increased pace of capital raise.

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Prior fundraising experience of sponsor and dealer manager: While the sponsor did not have any prior fundraising experience within the independent broker-dealer distribution channel, the principals of Company’s dealer manager, along with its wholesalers, had significant fundraising experience in the non-traded REIT industry in the independent broker-dealer distribution channel. Specifically, the principals of the Company’s dealer manager were previously principals for another non-traded REIT program, for which they raised approximately $2.3 billion in capital over a 36-month period, including approximately $477 million in the 12 months following that program’s first property acquisition. Prior to their entry into the non-traded REIT space, these principals raised several billions of dollars distributing a variety of packaged products through various wholesale distribution channels, including many of the same independent broker dealers who are the largest sellers of non-traded REITs. Their experience in successfully building and operating wholesale distribution platforms over a 15-year period, along with their extensive relationships within the independent broker—dealer community, was a key factor in the Company’s selection of them as dealer manager for the Company.

Robert F. Telewicz Jr.

February 22, 2013

•

Prior fundraising experience of other new sponsors: There was limited data on first time sponsors with similar offerings at a similar period of time with which to compare in July 2011, however, the Company’s pace of capital raise was beginning to exceed the capital raise of a number of non-traded REIT offerings from more seasoned sponsors. In addition, the Company’s dealer manager considered total industry sales at that time, which were trending in a very favorable upward direction. As reported in the July 2011 Stanger Market Pulse, both the “Rolling 12-Month Average Monthly Sales” and the “Year over Year Monthly Sales Comparison” indicated that the non-traded REIT industry had positive momentum going into the second half of 2011, a key factor considered by the Company’s dealer manager in determining the forecast of the Company’s capital raise.

The Company continues to evaluate these factors, along with new information, in determining its expected capital raise. For example, the Company and its affiliated dealer manager now consider certain factors that may not have been as relevant in July 2011. These new factors include, but are not limited to the following:

•	FINRA’s increased scrutiny on the non-traded industry in the form of industry notices and investor alerts;

•	David Lerner Associates’ highly publicized disciplinary situation with FINRA;

•	Increased number of sponsors that suspended redemption plans, revalued assets lower, and/or lowered, or in some cases, suspended distributions; and

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New requirements for first time sponsors to obtain selling agreements, including additional due diligence firms, minimum offering proceeds from inception to date and average monthly capital rates, minimum asset levels, and dividend coverage.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its 2011 Annual Report on Form 10-K, filed with the Commission on March 29, 2012;

Robert F. Telewicz Jr.

February 22, 2013

•

comments of the staff of the Securities and Exchange Commission (the “Staff”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2011 Annual Report on Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at (813) 263-5312 if you have any questions.

Sincerely, Carter Validus Mission Critical REIT, Inc.

By:	/s/ John Carter
Name:	John Carter
Title:	Chief Executive Officer, President and Chairman of the Board of Directors